Exhibit 3.1

CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS AND PREFERENCES OF CONVERTIBLE PREFERRED STOCK, SERIES B-1 OF ROCKETFUEL BLOCKCHAIN, INC.

ROCKETFUEL BLOCKCHAIN, Inc., a Nevada corporation (the “Company”), acting pursuant to NRS §78.1955, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Convertible Preferred Stock, Series B-1.

FIRST: The name of the Company is RocketFuel Blockchain, Inc.

SECOND: By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

WHEREAS the Articles of Incorporation of the Company authorizes Preferred Stock consisting of 50,000,000 shares, par value $.001 per share, issuable from time to time in one or more series; and

WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article IV, Section 1.1 of the Company’s Articles of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series;

WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV, Section 1.1 of the Company’s Articles of Incorporation, as amended, there is hereby established a new series of 1,000,000 shares of convertible preferred stock, par value $0.001 per share, of the Company (the “Series B-1 Preferred Stock”) to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article IV, Section 1.1 as follows:

Section 1. Dividends. In the event any dividends are paid on any share of Common Stock par value $0.001 per share of the Company (“Common Stock”), the Company shall pay a dividend on all outstanding shares of Series B-1 Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

Section 2. Liquidation, Dissolution or Winding Up

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, pro rata with the holders of all other classes or series of stock ranking on liquidation on a par with the Series B-1 Preferred Stock, including without limitation the Company’s Series A Convertible Preferred Stock (“Series A Preferred”), but after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Series B-1 Preferred Stock (collectively referred to as “Senior Preferred Stock”), and before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to 100% of the Series B-1 Original Issuance Price per share of Series B-1 Preferred Stock plus any accrued but unpaid dividends (whether or not declared). The “Series B-1 Original Issue Price” shall mean $0.25 per share of Series B-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-1 Preferred Stock. “Junior Stock” means Common Stock or any other shares of capital stock of the Company other than the Series B-1 Preferred Stock or other class or series of stock ranking on a par with, or senior to the Series B-1 Preferred Stock in respect of dividends. If upon any such liquidation, dissolution or winding up of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B-1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B-1 Preferred Stock and any class or series of stock (the “Preferred Stock”) ranking on liquidation on a parity with the Series B-1 Preferred Stock, including without limitation the Series A Preferred Stock, shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of Senior Preferred Stock upon the dissolution, liquidation, or winding up of the Company, all of the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of the Series B-1 Preferred Stock, such other series of Preferred Stock as are constituted as similarly participating, and the Common Stock, with each share of Series B-1 Preferred Stock being deemed, for such purpose, to be equal to the number of shares of Common Stock, including fractions of a share, into which such share of Series B-1 Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution.

(c) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this Section, unless the holders of 66.2/3 percent of the Series B-1 Preferred Stock then outstanding vote otherwise. The amount deemed distributed to the holders of Series B-1 Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board of Directors of the Company (the “Board”).

Section 3. Voting

(a) Each holder of outstanding shares of Series B-1 Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B-1 Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 4 hereof), at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by law, by the provisions of Subsection 3(b) or 3(c) below, or by the provisions establishing any other series of Preferred Stock, holders of Series B-1 Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) The Company shall not amend, alter or repeal preferences, rights, powers or other terms of the Series B-1 Preferred Stock so as to affect adversely the Series B-1 Preferred Stock, without the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.6%) of the then outstanding shares of Series B-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For this purpose, without limiting the generality of the foregoing, the authorization or issuance of any series of Preferred Stock which is on a parity with or has preference or priority over the Series B-1 Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Company shall be deemed to affect adversely the Series B-1 Preferred Stock.

(c) The consent of the holders of not less than sixty-six and two-thirds (66.6%) of the outstanding Series B-1 Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at a special or annual meeting of shareholders called for the purpose, shall be necessary for the Company to sell all or substantially all of the Company’s assets or effect a merger or consolidation or any other transaction resulting in the acquisition of a majority of the then outstanding voting stock of the Company by another corporation or entity.

Section 4. Optional Conversion.

The holders of the Series B-1 Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Special Definitions.

(i) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued or deemed to be issued by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(A) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(B) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up, subdivision or other distribution on shares of Common Stock that is covered by Subsection 4(e), 4(f), 4(g), 4(h) or 4(i);

(C) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(D) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including without limitation the Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(E) shares of Common Stock issued in a Qualified Public Offering (as defined in Subsection 5.1 below);

(F) shares of Common Stock issued in connection with the acquisition by the Corporation of another company or entity by consolidation, corporate reorganization, merger, or purchase of all or substantially all of the assets of such company or entity, as approved by the Board;

(G) shares of Common Stock issued in connection with equipment leasing, real estate or bank financing, or similar transactions approved by the Board;

(H) shares of Common Stock issued to vendors or customers as approved by the Board; or

(I) shares of Common Stock issued in connection with strategic alliances, joint ventures, or other corporate partnerships, research and development agreements, product development or marketing agreements, or other similar agreements approved by the Corporation’s Board.

(ii) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options

(iii) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities

(iv) “Original Issue Date” means the date on which the first share of Series B-1 Preferred Stock was issued.

(b) Right to Convert. Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series B-1 Original Issuance Price by the Conversion Price (as defined below) in effect at the time of conversion. The Conversion Price at which shares of Common Stock shall be deliverable upon conversion of Series B-1 Preferred Stock without the payment of additional consideration by the holder thereof (the “Conversion Price”) shall initially be the Series B-1 Original Issuance Price. Such initial Conversion Price, and the rate at which shares of Series B-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

In the event of a liquidation of the Company, the Conversion Rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series B-1 Preferred Stock.

(c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B-1 Preferred Stock. In lieu of fractional shares, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(d) Mechanics of Conversion.

(i) In order to convert shares of Series B-1 Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates for such shares of Series B-1 Preferred Stock at the office of the transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent or the Company shall be the conversion date (“Conversion Date”). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder, or to his nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) The Company shall at all times during which the Series B-1 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series B-1 Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B-1 Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(iii) Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued and unpaid dividends on the Series B-1 Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion; the holder, by converting, waives his right to such accrued but unpaid dividends.

(iv) All shares of Series B-1 Preferred Stock, which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive dividends, notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series B-1 Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series B-1 Preferred Stock accordingly.

(v) If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may at the option of any holder tendering Series B-1 Preferred Stock for conversion be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s)entitled to receive the Common Stock issuable upon such conversion of the Series B-1 Preferred Stock shall not be deemed to have converted such Series B-1 Preferred Stock until immediately prior to the closing of the sale of securities.

(e) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date shall make or issue, a dividend or other distribution payable in Additional Shares of Common Stock, then and in each such event the Conversion Price shall be decreased as of the time of such issuance, by multiplying the Conversion Price by a fraction:

(i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of shares of the Series B-1 Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series B-1 Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period given application to all adjustments called for during such period, under this paragraph with respect to the rights of the holders of the Series B-1 Preferred Stock.

(h) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series B-1 Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets for below), then and in each such event the holder of each share of Series B-1 Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series B-1 Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(i) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation (other than a consolidation, merger or sale which is treated as a liquidation pursuant to Subsection 2(c)),

(A) if the surviving entity shall consent in writing to the following provisions, then each share of Series B-1 Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series B-1 Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 set forth with respect to the rights and interest thereafter of the holders of the Series B-1 Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B-1 Preferred Stock; or

(B) if the surviving entity shall not so consent, then each holder of Series B-1 Preferred Stock may, after receipt of notice specified in subsection (l), elect to convert such Stock into Common Shares as provided in this Section 4 or to accept the distributions to which he shall be entitled under Section 2(a) through (c), assuming holders of the 66-2/3% of the Series B-1 Preferred Stock have not voted, as per section 2(c), that the merger or consolidation shall not be deemed to be a liquidation.

(j) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B-1 Preferred Stock against impairment.

(k) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder, if any, of Series B-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the written request at any time of any holder of Series B-1 Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (1) such adjustments and readjustments, (2) the Conversion Price then in effect, and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series B-1 Preferred Stock. Despite such adjustment or readjustment, the form of each or all Series B-1 Preferred Stock Certificates, if the same shall reflect the initial or any subsequent conversion price, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation, which shall control.

(l) Notice of Record Date. In the event:

(i) that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii) that the Company subdivides or combines its outstanding shares of Common Stock;

(iii) of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation, or of the sale of all or substantially all of the assets of the Company; or

(iv) of the involuntary or voluntary dissolution, liquidation or winding up of the Company; then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series B-1 Preferred Stock, and shall cause to be mailed to the holders of the Series B-1 Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the record date specified in (A) below or twenty days before the date specified in (B) below, a notice stating

(A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

Section 5. No Sinking Fund. There shall be no sinking fund for the payment of dividends, or liquidation preferences on the Series B-1 Preferred Stock or the redemption of any shares thereof.

Section 6. Amendment. This Certificate of Designation constitutes an agreement between the Company and the holders of the Series B-1 Preferred Stock. It may be amended by vote of the Board of Directors of the Company and the holders of a majority of the outstanding shares of Series B-1 Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer and attested to by its Secretary.

July __, 2023.

RocketFuel Blockchain, Inc.

By:	___________________________________________,
Peter M. Jensen, CEO

ATTEST:

By:	___________________________________________,
Bennett J. Yankowitz
Secretary